Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business Editors:
     Westport ranked No. 1 on Canadian Cleantech 10 list by Corporate
     Knights

     ~Westport joins Corporate Knights in TSX opening bell ceremony~

     VANCOUVER, Oct. 23 /CNW/ - Westport Innovations Inc.
(TSX:WPT/NASDAQ:WPRT), a global leader in alternative fuel, low-emissions transportation technologies, today announced it has been ranked first on
Corporate Knights Cleantech 10(TM) list. The Corporate Knights Cleantech
10(TM) and Next 10 represent Canada's best publicly and privately held companies in the cleantech realm, and span a range of sectors from global positioning systems to smart grids to solar technology.
     "Clean technology is already providing benefits to Canadians coast to coast, as consumers and businesses react to the global economic and environmental situation with products and services aimed at the needs of this century," said Toby Heaps, Editor-in-Chief, Corporate Knights magazine.
"Westport is an example of how clean technology is moving into the mainstream.
The company's commercially available natural gas truck and bus engines deliver here-and-now solutions to global energy, climate, and air quality concerns."
     "The growth of Canada's clean technology sector is the result of visionary companies who recognize that escalating energy and environmental concerns have created a tremendous opportunity for economic growth, job creation, and global leadership in a low carbon economy," said Karen Hamberg,
Director, Sustainability & Environmental Performance for Westport Innovations
Inc. "Westport strives to reduce its environmental impact in its operations as well as deliver significant economic, environmental and energy security benefits to customers with quality heavy-duty engine solutions."
     As part of the award, Westport is participating in the opening bell ceremony of the TSX with Corporate Knights today. Corporate Knights Inc. has been following cleantech companies since 2007 and highlighting the best investment prospects. Corporate Knights sought out technology-driven growth companies that have big impacts on resource efficiency and the environment-not simply those re-branding themselves as 'green.' A set of 18 screening criteria were applied to all TSX companies that Cleantech Group LLC use for their broad
Cleantech Index. While the TSX has a large number of Cleantech stocks, they tend to be younger and smaller, so the screening criteria were applied with some leniency to allow for a rounded out top-ten list. A heavy emphasis was placed on purity (percentage of revenues or income from Cleantech business, and whether or not it's really 'clean') and quality (strategy, management, financial strength, sector leadership). Other key criteria included growth, earnings, liquidity, capitalization, technology/intellectual property, and overall impact.

     About Westport Innovations Inc.

     Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen and biofuels such as landfill gas. Cummins Westport Inc., Westport's joint venture with Cummins Inc., manufactures and sells the world's broadest range of low-emissions alternative fuel engines for commercial transportation applications such as trucks and buses. BTIC Westport Inc., Westport's joint venture with Beijing Tianhai Industry Co. Ltd., manufactures and sells LNG fuel tanks for vehicles. Westport's joint venture with OMVL SpA, Juniper
Engines Inc., offers light-duty LPG engine solutions for industrial applications such as forklifts. www.westport.com

     Note: This document contains forward-looking statements about Westport's business, operations, technology development or the environment in which it operates, including statements relating to the production, efficiency, performance, emissions, benefits, timing, systems and processes and demand for products, which are based on Westport's estimates, forecasts and projections.
These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Westport's control and are discussed in Westport's most recent Annual Information Form and filings with securities regulators. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     %SEDAR: 00004375E          %CIK: 0001370416

     /For further information: Inquiries: Darren Seed, Director, Investor
Relations, Westport Innovations Inc., Phone: (604) 718-2046, Email:
invest(at)westport.com/
     (WPT. WPRT)

CO:  Westport Innovations Inc.

CNW 09:45e 23-OCT-09